                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                   ACTV, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                  000 88E 10 4
                                 (CUSIP Number)

                                Charles Y. Tanabe
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
          9197 South Peoria Street, Englewood, CO 80112 (720) 875-5440
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock CUSIP No.  000 88E 10 4

         (1)      Names of Reporting Persons Liberty Media Corporation

                  I.R.S. Identification Nos. of Above Persons (entities only) 84-1288730


         (2)      Check the Appropriate Box if a Member of a Group

                  (a)      [ ]
                  (b)      [ ]

         (3)      SEC Use Only

         (4)      Source of Funds WC

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         (6)      Citizenship or Place of Organization Delaware


Number of
Shares Beneficially                  (7)    Sole Voting Power                     13,793,000 Shares*
Owned by
Each Reporting Person                (8)    Shared Voting Power                   0 Shares
With
                                     (9)    Sole Dispositive Power                13,793,000 Shares*

                                    (10)    Shared Dispositive Power              0 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 13,793,000 Shares*

         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares o

         (13)     Percent of Class Represented by Amount in Row (11)* 25.2%

         (14)     Type of Reporting Person CO

* Includes 5,000,000 shares of Common Stock issuable upon exercise of certain warrants. (See Item 5 herein.)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                                   ACTV, Inc.
                         (Commission File No. 001-10377)

ITEM 1.  SECURITY AND ISSUER

         Liberty Media Corporation, a Delaware corporation (the "Reporting Person") hereby amends its Statement on Schedule 13D (the "Statement") with respect to shares (the "Shares") of the Common Stock, par value $.10 per share (the "Common Stock"), of ACTV, Inc. (the "Issuer") beneficially owned by the Reporting Person. The Issuer's principal executive offices are located at 1270 Avenue of the Americas, New York, New York 10020.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Statement is hereby replaced in its entirety with the following:

         The reporting person is Liberty Media Corporation whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

         The Reporting Person succeeded to the beneficial ownership of the Shares as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T Corp. ("AT&T"), with and into Tele-Communications, Inc. ("TCI"). TCI, as the corporate parent entity of the Reporting Person, had previously filed a Report on Schedule 13D reporting beneficial ownership of the Shares, which at that time were attributed to TCI's Liberty Media Group.

         In the Merger: (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined, and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the Merger, except for certain assets which were transferred to TCI's "TCI Group" in connection with the Merger, the "AT&T Wireless Group" consists of the assets of the wireless operations of AT&T, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York, 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

         On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

         The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

         As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment, and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

         Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The foregoing summary of the terms of the Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(c), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(d).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In addition to the 13,000,000 Shares of Common Stock beneficially owned by the Reporting Person and previously disclosed in the Statement, the Reporting Person used working capital to purchase 793,000 shares of Common Stock through multiple purchases on the open market between June 13, 2000 and July 11, 2000 for a combined purchase price of $11,419,599.25.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) of the Statement is hereby replaced in its entirety with the following:

         (a) The Reporting Person presently beneficially owns 13,793,000 Shares of Common Stock which represent approximately 25.2% of the 49,644,894 Shares of Common Stock outstanding as of May 12, 2000 after giving effect to the issuance of 5,000,000 Shares of Common Stock issuable to the Reporting Person upon exercise of the second and third Tranches of the Warrant previously reported in the Statement. The total number of Shares outstanding and the percentage held by the Reporting Person are based on the representations of the Issuer contained in Form 10-Q for the quarter ended March 31, 2000 filed with the Securities and Exchange Commission on May 15, 2000.

                  To the best knowledge of the Reporting Person, none of the persons listed in Schedule 1 or Schedule 2 to the Statement has any interest in any securities of the Issuer.

                  Schedule 3 to this Amendment Number 2 lists the identity of the purchaser, the date of purchase, the price per share and the nature of the transactions in which the Reporting Person acquired additional Shares of Common Stock. Schedule 3 is incorporated herein by reference.

ITEM 6. CONTRACTUAL ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Reporting Person has agreed that it will not acquire securities of the Issuer except to the extent that immediately after such acquisition the ownership of the Issuer by the Reporting Person (including entities controlled by it) will not exceed 26% of the outstanding common stock of the Issuer. For purposes of this calculation, all derivative securities of Issuer held by Reporting Person (including entities controlled by it) will be deemed converted, and all shares of the Issuer redeemed or purchased by the Issuer will be deemed outstanding. Furthermore, pursuant to this provision, the Reporting Person will not transfer more than 10% of the outstanding common shares of the Issuer (except pursuant to a public registration or Rule 144 promulgated under the Securities Act of 1933) unless the transferee agrees to be bound by these restrictions. This Agreement is set forth in the Securities Purchase Agreement dated March 29, 1999 between the Reporting Person, Liberty IATV, Inc. and the Issuer which is attached as Exhibit (a) to Amendment Number 1 to the Statement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 11, 2000                               LIBERTY MEDIA CORPORATION


                                                       /s/ Charles Y. Tanabe
                                                     ---------------------------
                                                     Charles Y. Tanabe
                                                     Senior Vice President

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

           The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.


NAME                               PRINCIPAL OCCUPATION
----                               --------------------

JOHN C. MALONE                     Chairman of the Board and Director of the Reporting Person; Director of AT&T
                                   Corp.

ROBERT R. BENNETT                  President, Chief Executive Officer and Director of the Reporting Person

GARY S. HOWARD                     Executive Vice President, Chief Operating Officer and Director of the Reporting
                                   Person

DANIEL E. SOMERS                   Director of the Reporting Person; President and Chief  Executive Officer of
                                   AT&T Broadband, LLC (f/k/a Tele-Communications, Inc.)

JOHN C. PETRILLO                   Director of the Reporting Person; Executive Vice President, Corporate Strategy
                                   and Business Development of AT&T Corp.

LARRY                              E. ROMRELL Director of the Reporting Person;
                                   Consultant to AT&T Broadband, LLC (f/k/a
                                   Tele-Communications, Inc.)

JEROME H. KERN                     Director of the Reporting Person; Chairman of the Board and Chief Executive
                                   Officer of On Command Corporation

PAUL A. GOULD                      Director of the Reporting Person; Managing Director of Allen & Company
                                   Incorporated

JOHN D. ZEGLIS                     Director of the Reporting Person; Director and President of AT&T Corp; Chairman
                                   of the Board and Chief Executive Officer of AT&T Wireless Group

DAVID B. KOFF                      Senior Vice President and Assistant Secretary of the Reporting Person

CHARLES Y. TANABE                  Senior Vice President, General Counsel and Assistant Secretary of the Reporting
                                   Person

NAME                               PRINCIPAL OCCUPATION
----                               --------------------

CARL E. VOGEL                      Senior Vice President of the Reporting Person

PETER ZOLINTAKIS                   Senior Vice President of the Reporting Person

VIVIAN J. CARR                     Vice President and Secretary of the Reporting Person

DAVID J.A. FLOWERS                 Vice President and Treasurer of the Reporting Person

KATHRYN SCHERFF                    Vice President and Controller of the Reporting Person

                                   SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

           The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
  Schedule 2 are United States citizens.


NAME                               PRINCIPAL OCCUPATION
----                               --------------------

C. MICHAEL ARMSTRONG                 Chairman of the Board, Chief Executive Officer and Director

KENNETH T. DERR                      Director; Chairman of the Board, Retired, of Chevron Corporation

M. KATHRYN EICKHOFF                  Director; President of Eickhoff Economics Incorporated

WALTER Y. ELISHA                     Director; Chairman of the Board and Chief Executive Officer, Retired, of
                                     Springs Industries, Inc.

GEORGE M. C. FISHER                  Director; Chairman of the Board of Eastman Kodak Company

DONALD V. FITES                      Director; Chairman of the Board, Retired, of Caterpillar, Inc.

AMOS B. HOSTETTER, JR.               Director; Chairman of the Board of Pilot House Associates

RALPH S. LARSEN                      Director; Chairman of the Board and Chief Executive Officer of Johnson &
                                     Johnson

JOHN C. MALONE                       Director; Chairman of the Board of the Reporting Person

DONALD F. MCHENRY                    Director; President of The IRC Group LLC

MICHAEL I. SOVERN                    Director; President Emeritus and Chancellor Kent Professor of Law at Columbia
                                     University

SANFORD I. WEILL                     Director; Chairman of the Board and Co-CEO of Citigroup Inc.

JOHN D. ZEGLIS                       President of AT&T Corp; Chief Executive Officer of AT&T Wireless Group and
                                     Director

JAMES W. CICCONI                     Executive Vice President-Law & Government Affairs and
                                     General Counsel

NICHOLAS S. CYPRUS                   Vice President and Controller

NAME                               PRINCIPAL OCCUPATION
----                               --------------------

MIRIAN M. GRADDICK                   Executive Vice President, Human Resources

FRANK IANNA                          Executive Vice President and President, AT&T Network Services

RICHARD J. MARTIN                    Executive Vice President, Public Relations and Employee Communication

DAVID C. NAGEL                       President of AT&T Labs; Chief Technology Officer

CHARLES H. NOSKI                     Senior Executive Vice President and Chief Financial Officer

JOHN C. PETRILLO                     Executive Vice President, Corporate Strategy and Business Development

RICHARD R. ROSCITT                   Executive Vice President and President of AT&T Business Services

DANIEL E. SOMERS                     President and CEO of AT&T Broadband

                     SCHEDULE 3

ACTV STOCK PURCHASE SUMMARY
                    THROUGH     7/11/00


Purchaser:  Liberty Media
Corporation.   All shares
purchased on open market
through brokers


                  Date     Number of   Price Per
                Purchased    Shares     Share
                ---------  ---------   ---------
                 6/13/00     32,500    $14.3894
                 6/15/00      5,000    $14.5000
                 6/19/00      5,000    $14.6250
                 6/20/00     25,000    $14.7250
                 6/29/00     15,000    $14.4375
                             30,000    $14.5000
                             30,000    $14.5625
                  7/6/00     10,000    $13.7500
                             15,000    $13.8750
                              5,000    $14.0625
                             50,000    $14.1250
                             20,000    $14.1875
                             30,000    $14.5000
                             10,000    $14.5625
                              5,000    $14.6250
                              5,000    $14.7500
                  7/7/00     15,000    $14.5000
                 7/10/00      5,000    $14.5000
                             25,000    $14.1875
                             80,000    $14.3750
                             20,000    $14.4375
                 7/11/00     20,000    $13.9375
                             10,000    $14.0000



                 6/13/00      5,000    $14.5000
                             10,000    $14.3750
                             23,500    $14.3125
                              2,000    $14.2500
                              2,500    $14.1875
                 6/15/00     15,000    $14.5000
                              5,000    $14.4375
                 6/21/00     15,000    $14.6250
                 6/23/00     25,000    $14.9125
                 6/26/00      8,500    $14.3750
                              3,000    $14.4375
                             26,000    $14.5000
                 6/28/00     18,200    $14.7500
                              6,800    $14.6875
                 6/29/00     30,000    $14.5625
                             15,000    $14.5000
                              5,000    $14.6250
                 6/30/00     50,000    $14.3750
                  7/6/00     17,500    $14.1875
                             10,000    $14.1250
                             15,000    $14.0625
                              7,500    $14.0000
                 7/11/00     10,000    $13.9975

TOTAL TO DATE               793,000    $14.5641